Exhibit 99.2 Appendix 3Z Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	James Hardie Industries plc
ABN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Peter John Davis
Date of last notice	22 September 2025
Date that director ceased to be director	29 October 2025

Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities 5,075 Ordinary Shares/CDIs registered in the name of Peter John Charles Davis

+ See chapter 19 for defined terms.

Appendix 3Z Page 1    11/3/2002

Appendix 3Z Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities Not applicable.

Part 3 – Director’s interests in contracts

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Z Page 2    11/3/2002